Exhibit 12.1

CATHAY GENERAL BANCORP AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Years Ended December 31,
(Dollars in thousands, except ratios)	2009	2008	2007	2006	2005
(Loss)/income before income tax expense	$(129,302)	$70,075	$196,660	$184,829	$166,481
Plus fixed charges	247,540	299,477	309,114	214,664	112,432

Earnings	118,238	369,552	505,774	399,493	278,913
Fixed charges	247,540	299,477	309,114	214,664	112,432
Preferred stock dividends	16,948	1,750	610	610	611

Fixed charges and preferred stock dividends	$264,488	$301,227	$309,724	$215,274	$113,043
Ratio of earnings to fixed charges	0.48	1.23	1.64	1.86	2.48
Ratio of earnings to fixed charges and preferred stock dividends	0.45	1.23	1.63	1.86	2.47